June 23, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (615) 646-0121

Mr. Gary L. Scott
Chairman
Mid-America Bancshares, Inc.
7651 Highway 70 South
Nashville, TN 37221

Re: Mid-America Bancshares, Inc.
          Registration Statement on Form S-4
          Filed May 26, 2006
          File No. 333-134247

Dear Mr. Scott:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you intend to include anti-takeover provisions in the charter of the holding company and yet you do not include details of these provisions or the opportunity for shareholders to vote on these provisions separate from the vote on the share exchange. Please revise your disclosure to unbundle these issues.

2.   We note you refer to the allowance for <u>possible</u> loan losses throughout the filing. We believe the allowance for loan losses should reflect management's best estimate of probable loan losses. Please revise to remove all references to <u>possible</u> loan losses included in your allowance.

3.   We note your disclosure that you have completed a private placement offering of Bank of the South's shares. Please provide the date this offering was completed and provide details regarding the structure of the offering, the exemption from registration used (including supporting legal analysis) and the amount raised. We note that in the Pro Forma financials provided, you reference an amount smaller than the $6 million contemplated by the merger agreement.

<u>Cautionary Note Concerning Forward Looking Statements/How to Obtain Additional Information</u>

4.   The information in these sections are not required or contemplated by Items 501, 502 or 503 of Regulation S-K. Please remove these sections so that they appear after the Risk Factors section.

<u>Questions and Answers about Voting Procedures, page 1</u>

5.   Please include a question and answer that explains what happens if shareholders vote against the merger.

<u>Summary of the Share Exchange; What Bank Shareholders Are to Receive, p. 4</u>

6.   Please disclose the value of each share of the Holding Company stock that is to be received in the share exchange in this section and throughout the registration statement in all sections where the ratios are discussed.

<u>Dissenters' Rights, page 5</u>

7.   Please include a brief summary of the steps needed in order for shareholders to perfect their dissenters' rights.

<u>Risk Factors, page 8</u>

8.   The risk factors section should discuss only those risks that uniquely affect your business, and should avoid the discussion of immaterial, or generic risks that could affect any company. Please revise the section beginning on page 15 to either remove generic risks or to revise each risk to clarify how they affect Mid-America Bancshares or its component banks.

9.   Item 503 of Regulation S-K calls for the headings that accompany each risk factor to be descriptive of the risk described; many of your subheadings simply state facts, rather than describe a particular risk. Revise the headings for each of your risk factors so that they adequately describe the relevant risk. For example: "The Joint Governance Plan" could be revised as "Each bank may not receive equal control over Mid-America Bancshares."

10.   Many of your risk factors include language like "no assurance can be given," "can not assure" or similar cautionary phrases. The risk that is the subject of the relevant risk factor is not your inability to offer assurance, but instead the particular risk to an investor in your shares. Therefore, remove this language throughout this section.

11.   Please include a risk factor which discusses the implications of default or insolvency of one bank on the other. In addition, include a discussion regarding to what extent each bank's regulatory burden might be affected by the poor performance of the other bank.

There are Differences in Owning Holding Company Stock…, page 9

12.   The disclosure in this section does not describe why the switch to holding company ownership would result in a risk to shareholders of the component banks. Please revise to clarify why the switch would be a risk to shareholders.

Your Equity Ownership May be Affected by the Share Exchange, page 11

13.   The accompanying text appears to indicate that the shareholders' book value of equity ownership will increase after the merger. Please revise to clarify why this represents a risk.

Unknown and Future Risks/Other risks may exist or develop…, page 18, 19

14.   Item 503 instructs registrants to avoid discussion of generic risks or risks that could apply to any company. It requires that companies discuss all material risks that would make an investment in your shares speculative or risky. Revise these sections to discuss, in complete detail, all known material risks. Also, remove the statement that risks may occur in the future that management does not know about at this time because it is a generic risk.

Reasons for the Share Exchange, page 27

15.   It would appear that Bank of the South's shares were trading at a significant premium over the trading price of PrimeTrust's shares in 2005. Please revise to clarify how the differences in trading prices affected each bank's Board's decision to recommend the transaction to their shareholders.

Opinion of Hovde Financial LLC…, page 31

16.   Please disclose the amount of the fee paid to Hovde for its financial analysis.

17.   You disclose that the fairness opinion of Hovde Financial LLC, dated November 14, 2005 is included as Appendix 2. However, Appendix 2 includes a letter dated May 3, 2006 from Hovde Financial LLC. Please revise to include the November 14, 2005 fairness opinion from Hovde Financial LLC.

Opinion of BankersBanc Capital Corporation, page 40

18.   Please disclose the amount of the fee paid to BankersBanc for its financial analysis.

The Share Exchange Agreement, page 50

19.   Please disclose to the staff the status of your application with the Federal Reserve to become a holding company.

Vote Required to Approve the Share Exchange, page 52

20.   In addition to the disclosure you have provided, please disclose the percentage of shares needed to approve the merger excluding the votes of affiliates.

The Termination Fee and Special Costs and Expenses, page 66

21.   Please clarify that neither bank will be subject to the termination fee by virtue of voting against the share exchange.

Material Federal Income Tax Consequences, page 67

22.   Since McLemore & Rollins has not granted an unqualified opinion, revise this section to discuss the fact that McLemore & Rollins has granted a "more likely than not" opinion and discuss the reasons that counsel was not able to provide an unqualified opinion. Also, consider whether risk factor disclosure is appropriate, given counsel's doubts.

23.   Revise this section to clarify that this section is based upon the opinion of counsel.
        Consequently, do not refer to this section as a summary. Also, please clarify the
        particular circumstances which would make this tax discussion and the underlying tax
        opinions inapplicable to a particular shareholder.

24.   We note that you state that this section does not cover all federal tax consequences.
        Please clarify that this section does cover all *material* federal tax consequences.

25.   Remove the term "expected" from the first bullet point, as this is a matter upon which
        counsel has opined.

PrimeTrust Bank Selected Historical Financial Data, page 75

26.   Please revise to disclose all long-term obligations, specifically including advances from
        the Federal Home Loan Bank, and redeemable preferred stock in your balance sheet
        table. Refer to Item 301 of Regulation S-K.

Bank of the South Selected Historical Financial Data, page 77

27.   Please revise to disclose all long-term obligations, specifically including advances from
        the Federal Home Loan Bank in your balance sheet table. Refer to Item 301 of
        Regulation S-K.

Selected Unaudited Pro Forma Consolidated Financial Data, page 79

28.   Please revise here and in the Summary of the Share Exchange to disclose that this is an
        all-or-nothing offering since each element of the transaction must occur for the entire
        transaction to occur.

29.   Please revise the first paragraph on page 79 to more clearly describe the elements of the
        transaction. We believe the first bullet point on page 86 includes a more transparent
        discussion of the transaction.

30.   Please revise to remove the estimated revenue increases and estimated cost savings from
        your pro forma financial data.

31.   Please revise pro forma adjustment note 4 on page 83 and note 9 on page 85 to disclose
        the assumptions used to calculate the estimated earnings of $300,000 on the Bank of the
        South stock offering. Please note that all adjustments must be factually supportable.

32.   Please revise to disclose in a note all material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in income within the 12 months following the transaction. Clearly indicate that these items were not included in the pro forma financial information. Refer to Rule 11-02(b)(5) of Regulation S-X.

Pro Forma Compensation Table, page 91

33.   We note that your pro forma disclosure is identical to the amounts paid by the banks to each officer in the years indicated; please confirm that the holding company does not intend to increase the compensation paid to these officers. If you can not make this representation, please remove this table which implies continuity of salaries.

Change in Control Agreements and Employment Contracts, page 92

34.   Provision (b) states that a change of control has occurred when a majority of the present directors of the board no longer constitute a majority "two years later;" please clarify from what date this 2 year period runs.

35.   Provision (c) states that a change of control has occurred when more than 50% of the board membership of the particular officer's bank has changed; however, in the first paragraph on page 12, you discuss that the composition of the bank's board might change as a result of the share exchange at the discretion of the holding company's board. Please discuss the potential conflicts of interest this may raise.

Stock opinion Grants in 2005, page 145

36.   Please disclose what will happen to the options if the executives do not exercise their rights before the share exchange.

Legal Matters, page 167

37.   You have represented that the firm of McLemore & Rollins, P.C. has opined as to "the tax effects of the share exchange on the Holding Company" but the opinions are only addressed to the banks; please confirm that you intend the opinion to extend to the holding company.

PrimeTrust Bank Financial Statements

Independent Auditor's Report, page F-2

38.   Please file an auditor's report that includes the signature of your independent registered accounting firm. Refer to Rule 2-02(a) of Regulation S-X.

Note (1) Summary of Significant Accounting Policies

(e) Allowance for Possible Loan Losses, page F-11

39.   Based on your current disclosure, it is unclear if your allowance for loan losses includes estimated losses on commitments to extend credit and standby letters of credit. We believe that the allowance for loan losses should not include amounts provided for losses on financial instruments that are not classified on the balance sheet as loans. Please revise your disclosure to clearly state what estimated losses are provided for in your allowance for loan losses recorded on the balance sheet and your provision for loan losses recorded on the income statement and to classify your liability for off-balance sheet items separately from the allowance for loan losses if needed. Refer to paragraph 8(e) of SOP 01-6.

Note (3) Debt and Equity Securities, page F-18

40.   Please revise to disclose the information about unrealized losses required by paragraph 21 of EITF 03-1 as of December 31, 2004.

Note (16) Series A Preferred Stock, page F-28

41.   We have the following comments related to your series A preferred stock:

a) Please tell us the accounting guidance on which you rely and provide us your supporting accounting analysis to classify the Series A preferred stock in permanent equity and to report the redemption, including the $200,000 over the redemption price, as a reduction to equity.

b) Specifically tell us how you considered the fact that the holders of the preferred stock were the directors of the bank and whether you considered the redemption of the preferred stock to be outside the control of the bank.

c) Tell us whether the Board of Directors had authority to require the bank to redeem the securities and the percentage of directors who were in the partnership that purchased the preferred stock.

d) Please revise to disclose if the line of credit obtained by the partnership of directors of the bank in connection with their purchase of the redeemable preferred stock was with a related party.

Management's Discussion and Analysis of Financial Condition or Plan of Operations

Loans, page F-48

42.   Please revise to quantify each element of the allowance for loan losses.

Provision for Possible Loan Losses, page F-55

43.   Please revise to fully explain the period-to-period changes in your provision for loan losses for all annual and interim periods presented.

Income Taxes, page F-55

44.   Please revise to fully explain the change in the deferred tax asset valuation allowance for the periods presented. Please highlight changes in assumptions and environmental factors that necessitated the change and provide the factors you considered to conclude that it was more likely than not that some portion of the deferred tax benefit will not be realized.

Bank of the South Financial Statements

Independent Auditor's Report, page F-79

45.   Please file an auditor's report that includes the signature of your independent registered accounting firm and the city and state where issued. Refer to Item 2-02(a) of Regulation S-X.

Note (1) Summary of Significant Accounting Policies

(e) Allowance for Possible Loan Losses, page F-88

46.   Based on your current disclosure, it is unclear if your allowance for loan losses includes estimated losses on commitments to extend credit and standby letters of credit. We believe that the allowance for loan losses should not include amounts provided for losses on financial instruments that are not classified on the balance sheet as loans. Please revise your disclosure to clearly state what estimated losses are provided for in your allowance for loan losses recorded on the balance sheet and your provision for loan losses recorded on the income statement and to classify your liability for off-balance sheet items separately from the allowance for loan losses if needed. Refer to paragraph 8(e) of SOP 01-6.

Note (2) Loans and Allowance for Possible Loan Losses, page F-97

47.   Please tell us how you considered the guidance in paragraph 4 of SOP 03-3 in determining that it is appropriate to carry over an allowance for loan losses from your acquisition. Specifically tell us how you accounted for loans with evidence of a deterioration of credit quality since origination and the related allowance provided for these loans obtained in your acquisition.

Note (3) Debt and Equity Securities, page F-100

48.   Please revise to disclose the information about unrealized losses required by paragraph 21 of EITF 03-1 as of December 31, 2004.

Note (18) Acquisition, page F-115

49.   Please revise to disclose the primary reasons for your acquisition of Academy Bank, including a description of the factors that contributed to the purchase price. Refer to 51(b) of SFAS 141.

50.   Your summary of the fair market value of the assets and liabilities assumed from Academy Bank does not include goodwill and other intangible assets and does not reconcile to the purchase price. Please revise to provide a table summarizing the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition similar to the table in paragraph C2 of Appendix C of SFAS 141.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Possible Loan Losses and Critical Accounting Policies, page F-133

51.   Please revise to quantify each element of the allowance for loan losses and to explain the period-to-period changes in all annual and interim periods.

Income Taxes, page F-135

52.   Please revise to fully explain the change in the deferred tax asset valuation allowance for the periods presented. Please highlight changes in assumptions and environmental factors that necessitated the change and provide the factors you considered to conclude that it was more likely than not that some portion of the deferred tax benefit will not be realized.

Fairness Opinions, Appendix 2 and Appendix 3

53.   Please provide the staff with a copy of the board books and any other opinions reports or
        appraisals provided by each company's financial advisors and submitted to management
        in connection with each firm's fairness analysis. In addition, please provide the analysis
        as to the value of each share of the holding company.

Tax Opinions, Exhibits 8.1 and 8.2

54.   We note your indication that "it is more likely than not…that the Combination will be
        treated as a 'reorganization' within the meaning of IRC Section 368(a)" and the uncertain
        language throughout the opinion such as "should;" please provide an explanation in your
        opinion as to why you can not provide a more certain opinion and the degree of
        uncertainty that exists. In addition, please provide a risk factor and other appropriate
        disclosure setting forth risks to investors.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and
   ·   the company may not assert this action as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at (202) 551-3437 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Daniel W. Small, Esq.
        One Burton Hills Blvd, Ste. 330
        Nashville, TN 37215